SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( )	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 1-4879

DIEBOLD, INCORPORATED
401(k) SAVINGS PLAN

(Full title of the plan)

Diebold, Incorporated 5995 Mayfair Road PO Box 3077 North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

REQUIRED INFORMATION
INDEPENDENT AUDITORS’ REPORT
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 and 2001
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2001
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD AT END OF YEAR DECEMBER 31, 2002
SIGNATURES
DIEBOLD, INCORPORATED
FORM 11-K
INDEX TO EXHIBITS
EX-23 CONSENT OF INDEPENDENT AUDITORS
EX-99.1 CEO CERTIFICATION
EX-99.2 CEO CERTIFICATION

REQUIRED INFORMATION

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of an audited statement of financial condition and statement of income and changes in plan equity.

Financial Statements and Exhibits

A)	The following financial statements and schedules are filed as part of this annual report:

	1)	Statements of Assets Available for Benefits — December 31, 2002 and 2001

	2)	Statements of Changes in Assets Available for Benefits — Years Ended December 31, 2002 and 2001

	3)	Notes to Financial Statements — December 31, 2002 and 2001

	4)	Schedule H, Line 4i — Schedule of Assets Held at End of Year — December 31, 2002

B)	The following exhibits are filed as part of this annual report:

	23.	Consent of Independent Auditors

	99.1	CEO Certification pursuant to 18 U.S.C. Section 1350

	99.2	CFO Certification pursuant to 18 U.S.C. Section 1350

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

INDEPENDENT AUDITORS’ REPORT

The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP
KPMG LLP
Cleveland, Ohio
June 16, 2003

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 and 2001

	2002	2001

Assets:

Investments	$245,659,569	$244,250,395

Contribution receivable — participant	—	762,762

Contribution receivable — employer	147,429	224,009

Assets available for benefits	$245,806,998	$245,237,166

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 and 2001

	2002	2001

Additions:

Contributions

Participant	$23,144,522	$19,390,910

Employer	6,502,972	5,741,221

Total contributions	29,647,494	25,132,131

Interest and dividends	5,342,030	5,297,271

Net (depreciation) appreciation in the fair value of investments	(21,802,819)	1,171,069

	(16,460,789)	6,468,340

Total additions, net	13,186,705	31,600,471

Deductions:

Benefits paid to participants	(12,584,653)	(15,005,352)

Administrative expenses	(32,220)	(26,280)

Total deductions	(12,616,873)	(15,031,632)

Excess of additions over deductions	569,832	16,568,839

Assets available for benefits:

Beginning of year	$245,237,166	$228,668,327

End of year	$245,806,998	$245,237,166

See accompanying notes to financial statements

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

(1) Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the “Plan”), as amended, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Board of Directors of Diebold, Incorporated (the “Employer”) established this defined contribution plan effective as of April 1, 1990. The Diebold, Incorporated 401(k) Savings Plan covers all non-bargaining unit employees of the Employer and affiliates who have completed ninety days of employment (“Salary Employees”). The Diebold, Incorporated Retiree Medical Funding Plan for Newark Hourly Employees covers all hourly employees of the Employer at the Newark, Ohio facility who are represented by Local 710 of the International Union of Electrical Workers, who have completed ninety days of employment and have attained the age of twenty-one (“Newark Employees”). The Diebold, Incorporated 401(k) Savings Plan for Certain Canton Hourly Employees covers all employees of the Employer at the Canton Plant who commenced active employment on or after May 1, 1992 and all employees on layoff status from the Canton Plant as of May 1, 1992 who returned to active service from the Canton Plant on or after May 1, 1992 (“Canton Plant Employees”). In addition, Canton Plant employees must have completed ninety days of employment and have attained the age of twenty-one. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2002, the Employer established and included as a part of the Plan a stock bonus plan designed to invest primarily in Qualifying Employer Securities, as defined in Code Section 4975(e), and meet the other requirements of an Employee Stock Ownership Plan (the “ESOP”) as set forth in Sections 401(a) (28) and 4975 of the Internal Revenue Code. The Plan consists of two distinct components. The first component is the profit sharing portion, including cash or deferred arrangement, intended to be qualified under Section 401(k) of the Internal Revenue Code, which shall consist of all plan assets and funds, except for plan assets and funds invested in Diebold, Incorporated common stock. The second component of the Plan is the ESOP, which consists solely of all plan assets and funds invested in Diebold, Incorporated common stock. By establishing an ESOP within the Plan, the participants can receive their cash dividends from Diebold, Incorporated common stock directly, if desired, and the Employer can take a corresponding deduction.

(b)	Contributions

Salary Employees

For the year ended December 31, 2001, the Plan allowed each participant to contribute from one to fifteen percent (in .25 percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code. Effective January 1, 2002, the Plan was amended so that each participant can contribute from one to fifty percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code.

In 2002 and 2001, the Employer contributed, as a Basic Matching Contribution, an amount equal to sixty cents for each dollar of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period and thirty cents for each dollar of a participant’s pre-tax contributions on the next three percent of the participant’s compensation in such payroll period.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
(continued)

(b)	Contributions (continued)

Salary Employees (continued)

Effective January 1, 2002, the Plan was amended so that as of the last day of each Plan year, the Employer shall calculate the amount of the Basic Matching Contribution that would be contributed on behalf of each Participant for that Plan year if the Basic Matching Contribution were calculated and contributed on an annual basis rather than during each payroll period. If the amount of the Basic Matching Contribution, when calculated on an annual basis for the Plan year, is greater than the dollar amount actually contributed to a Participant on a payroll basis during that Plan year, the Employer shall contribute to the Trust Fund, as of the last day of the Plan year, the additional amount necessary to increase the Basic Matching Contribution for each Participant to the amount of the Basic Matching Contribution as calculated on an annual basis. For the year ended December 31, 2002, a receivable of $147,429 was recorded for the additional Basic Matching Contribution calculated on an annual basis.

At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. In 2002 and 2001, there was no Additional Matching Contribution made on behalf of any plan participants.

Newark Employees

Up to December 30, 2001, the Plan allowed each participant to contribute from one to three percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code. Effective December 31, 2001, the Plan was amended so that each participant can contribute from one to five percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code.

In 2002 and 2001, the Employer contributed, as a Basic Matching Contribution, an amount equal to thirty percent of participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period.

Canton Plant Employees

For the years ended December 31, 2002 and 2001, the Plan allowed each participant to contribute from one to six percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code.

In 2002 and 2001, the Employer contributed, as a Basic Matching Contribution, an amount equal to thirty percent of a participant’s pre-tax contributions during each payroll period up to three percent of the participant’s compensation in such payroll period.

(c)	Participants’ Accounts

Salary Employees

As of January 1, 1992, the Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account. Each participant may direct that his or her contributions to the Regular Account be invested in the Loomis Sayles Bond Fund, Loomis Sayles Small Cap Value Fund, Vanguard 500 Index Fund, Vanguard International Growth Fund, Vanguard PRIMECAP Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund, Vanguard Windsor II Fund, Vanguard Retirement Savings Trust, Diebold Company Stock or any combination thereof with the minimum investment in any fund of one percent.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
(continued)

(c)	Participants’ Accounts (continued)

Salary Employees (continued)

For 2002 and 2001, the Employer’s Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account on a predefined formula and was invested in Diebold Company Stock.

As of March 1, 2002, a participant may elect to transfer the Employer Basic Matching Contributions and the Employer Additional Matching Contributions, which have been invested in the Diebold Company Stock Fund for a minimum 12 month period, to other funds within the Plan.

Canton Plant and Newark Employees

The Employer established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account and all Employer contributions are deposited into the Retiree Medical Funding Account. Each participant may direct that his or her contributions to the Regular Account as well as all Employer contributions to the Retiree Medical Funding Account be invested in the above named funds according to the participant’s direction with the minimum investment in any fund of one percent.

(d)	Vesting

A participant’s pre-tax contributions and earnings and the Employer’s contributions and earnings are immediately vested and nonforfeitable.

(e)	Distribution of Benefits

Upon termination of service with the Employer or affiliate, a participant shall receive his or her total account balance in a lump sum payment if such total account balance does not exceed $5,000. Otherwise, the participant may elect to receive his or her total account balance in a lump sum payment upon termination, defer receipt until retirement date, or make a direct rollover to a qualified plan. If funds were invested in the Diebold Company Stock Fund, the participant may make an election to receive cash or the Employer’s common shares.

(f)	Participant Notes Receivable (Salary Employees)

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50% of a participant’s current balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and ranged from 5.25% to 10.50% at December 31, 2002.

(g)	Withdrawals (Newark Employees and Canton Plant Employees)

A financial hardship provision is available enabling a participant to withdraw an amount to cover an immediate and heavy financial need.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
(continued)

(h)	Expenses

All costs and expenses incident to the administration of the Plan are paid by the plan administrator, except for loan processing and administration fees associated with the Loan Fund, which are borne by the individual loan participants.

(i)	Retiree Medical Funding Account

The aforementioned Retiree Medical Funding Account is intended to help accumulate funds to cover medical expenses after a participant retires which are no longer covered by an Employer sponsored plan. A portion of the Employer’s Basic Matching Contribution, based on a predefined formula, is deposited in the Retiree Medical Funding Account as is the employer’s past service contribution.

(2) Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Valuation

The Plan’s investments are stated at fair value as of the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value. All purchases and sales transactions are recorded on a trade date basis.

(c)	Benefit Payments

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
(continued)

(3) Investments

The following presents investments that represent 5 percent or more of the Plan’s assets available for benefits as of December 31:

	2002		2001

	Number of	Current	Number of	Current
	Shares/Units	Value	Shares/Units	Value

Vanguard 500 Index Fund	323,385	$26,242,676	298,674	$31,626,609

Vanguard Total Bond Market Index Fund	2,071,999	21,507,351	1,472,035	14,926,430

Vanguard U.S. Growth Fund	1,551,409	18,709,991	1,454,783	27,422,654

Vanguard Retirement Savings Trust	24,422,648	24,422,648	18,625,080	18,625,080

Diebold Company Stock	2,847,836	117,387,786	2,934,270	118,661,885

The Plan’s investment, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	2002	2001

Mutual funds	$(24,073,510)	$(19,766,668)

Common stock	2,270,691	20,937,737

	$(21,802,819)	$1,171,069

(4) Tax Status

The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated December 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(5) Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

(6) Subsequent Events

Effective March 2003, the Employer has added four new funds to the Plan. The new funds are: Vanguard STAR Fund, Vanguard Selected Value Fund, Vanguard Mid-Cap Index Fund and Vanguard Explorer Fund.

Effective July 1, 2003, a new enhanced benefit to the Plan will become effective. All new Salaried Employees hired on or after July 1, 2003 will be provided with an Employer Basic Matching Contribution in the amount of 100 percent of the first three percent of eligible pay and 50 percent of the next three percent of eligible pay. This new enhanced benefit is in lieu of participation in the Retirement Plan for Salaried Employees. Participation in the Retirement Plan for Salaried Employees is frozen for newly hired employees effective as of July 1, 2003.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2002

EIN: 34-0183970
Plan Number: 012

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E

		Description of Investment
		including Maturity Date, Rate of
	Identity of Issue, Borrower,	Interest, Collateral, Par, or
	Lessor, or Similar Party	Maturity Value	Cost	Current Value

	Loomis Sayles Bond Fund	Registered Investment Company	$3,237,797	$3,293,968

	Loomis Sayles Small Cap Value Fund	Registered Investment Company	5,171,833	4,618,052

*	Vanguard 500 Index Fund	Registered Investment Company	34,681,664	26,242,676

*	Vanguard International Growth Fund	Registered Investment Company	5,175,639	3,644,243

*	Vanguard PRIMECAP Fund	Registered Investment Company	13,565,868	9,556,728

*	Vanguard Total Bond Market Index Fund	Registered Investment Company	20,958,115	21,507,351

*	Vanguard U.S. Growth Fund	Registered Investment Company	45,038,246	18,709,991

*	Vanguard Windsor II Fund	Registered Investment Company	14,508,524	10,964,120

*	Vanguard Retirement Savings Trust	Common/ Collective Trust	24,422,648	24,422,648

*	Diebold Company Stock Fund	Company Stock Fund	76,630,490	117,387,786

*	Participant Loans	5.25% — 10.50%; 100% collateralized	0**	5,312,006

			$243,390,824	$245,659,569

* Party-in-interest
** The cost of participant loans is $0 based upon instructions for the Form 5500 Schedule H Line 4i.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN (Name of Plan)

Date: June 26, 2003	By: /s/ Gregory T. Geswein Gregory T. Geswein Senior Vice President and Chief Financial Officer (Principal Financial Officer)

DIEBOLD, INCORPORATED

FORM 11-K

INDEX TO EXHIBITS

EXHIBIT NO.		PAGE NO.

23	Consent of Independent Auditors	14

99.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley	15

	Act of 2002, 18 U.S.C. Section 1350

99.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley	16

	Act of 2002, 18 U.S.C. Section 1350